UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number: 001-31995

MEDICURE INC.
(Translation of registrant's name into English)

4-1200 Waverley Street
Winnipeg, MB Canada R3T 0P4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	2005 Annual Report for the Fiscal Year Ended May 31, 2005

99.1	2005 Annual Report for the Fiscal Year Ended May 31, 2005 (PDF Version)

99.2	Audited Annual Financial Statements for the Fiscal Year Ended May 31, 2005

99.3	Management's Discussion and Analysis for the Fiscal Year Ended May 31, 2005

99.4	Press Release dated August 24, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicure Inc.
(Registrant)

Date: August 24, 2005	By:	/s/ Dr. Albert D. Friesen
Dr. Albert D. Friesen

	Title:	President & CEO